Form **LLC-5.5(S)**	Illinois Limited Liability Company Act Articles of Organization	FILE # 04884388
Secretary of State Jesse White Department of Business Services Limited Liability Division www.cyberdriveillinois.com	Filing Fee: $750 Expedited Fee: $100 Approved By: **DJR**	**FILED** **JUL 14 2014** Jesse White Secretary of State

1. Limited Liability Company Name: THE ITALIAN CAFE, LLC

2. Address of Principal Place of Business where records of the company will be kept:
   21020 N. RAND ROAD, SUITE C-4

   DEER PARK, IL 60047

3. Articles of Organization effective on the filing date.

4. Registered Agent's Name and Registered Office Address:

   > CHRISTY J. JEPSON
   > 21020 N RAND RD STE C
   > LAKE ZURICH, IL 60047-3006   LAKE

5. Purpose for which the Limited Liability Company is organized:
   "The transaction of any or all lawful business for which Limited Liability Companies may be organized under this Act."

6. The LLC is to have perpetual existence.

7. The Limited Liability Company is managed by the manager(s).

   VIZCARRA, RANULFO S.
   1090 GLENCREST DRIVE
   BARRINGTON, IL 60010

   JEPSON, CHRISTY J.
   1127 KING ARTHUR COURT
   PALATINE, IL 60067

8. **Name and Address of Organizer**
   I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Organization are to the best of my knowledge and belief, true, correct and complete.

   Dated: JULY 14, 2014   CHRISTY J. JEPSON
                                                 21020 N. RAND ROAD, SUITE C-2
                                                 DEER PARK, IL 60047

The operating agreement provides for the establishment of one or more series. When the company has filed a Certificate of Designation for each series, which is to have limited liability pursuant to Section 37-40 of the Illinois Limited Liability Company Act, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof, and unless otherwise provided in the operating agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to this company generally or any other series thereof shall be enforceable against the assets of such series.

This document was generated electronically at www.cyberdriveillinois.com

EXHIBIT 4

WWW.CYBERDRIVEILLINOIS.COM



JESSE WHITE
SECRETARY OF STATE

LLC FILE DETAIL REPORT

Entity Name	THE ITALIAN CAFE, LLC	File Number	04884388
Status	ACTIVE	On	05/10/2016
Entity Type	LLC	Type of LLC	Domestic
File Date	07/14/2014	Jurisdiction	IL
Agent Name	CHRISTY J. JEPSON	Agent Change Date	07/14/2014
Agent Street Address	21020 N RAND RD STE C	Principal Office	21020 N. RAND ROAD, SUITE C-4 DEER PARK, IL 600470000
Agent City	LAKE ZURICH	Management Type	MGR View
Agent Zip	60047	Duration	PERPETUAL
Annual Report Filing Date	05/10/2016	For Year	2016
Series Name	(001) ACTIVE - THE ILALIAN CAFE, LLC SERIES A (002) ACTIVE - THE ITALIAN CAFE, LLC SERIES B (003) ACTIVE - THE ITALIAN CAFE. LLC SERIES C		

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